Exhibit 99.1

PRESS RELEASE

Gracell Biotechnologies Appoints Seasoned Gene & Cell Therapy Executive Dr. Jenny (Yajin) Ni as Chief Technology Officer

SUZHOU and SHANGHAI, China, May 11, 2021 — Gracell Biotechnologies Inc. (NASDAQ: GRCL) (“Gracell”), a global clinical-stage biopharmaceutical company dedicated to developing highly efficacious and affordable cell therapies for the treatment of cancer, today announced the appointment of Dr. Jenny (Yajin) Ni as its Chief Technology Officer (CTO). In her role, Dr. Ni will be responsible for strategically leading CAR-T product development, Chemistry, Manufacturing, and Control (CMC), and supply chain management activities. Dr. Ni will lead the efforts to ensure the smooth technology transfer to Gracell’s strategic collaborator, Lonza, for manufacturing of FasTCAR-enabled product candidates in the U.S.

Dr. Ni brings over 25 years of experience in process and product development for gene & cell therapies and vaccines to Gracell. Prior to joining Gracell, Dr. Ni served as Head of Process Development at both Pfizer and Allogene Therapeutics, where she served in senior leadership roles in technical development and operation functions, led allogeneic CAR-T product development, and advanced multiple first-in-human allogeneic CAR-T pipeline programs through preclinical to clinical development, including five IND approvals for hematological malignancy and solid tumor indications. Prior to that, Dr. Ni also served as Director of Tech Operations at VIRxSYS Inc., where she held roles of increasing responsibility across process and analytical development, technology transfer, as well as technical support for GMP manufacturing and QC testing. While at VIRxSYS, Dr. Ni was instrumental in bringing the first-ever lentiviral vector-modified autologous T cell product for HIV infection into clinical development. Dr. Ni holds a Ph.D. in Molecular Virology from Kyoto University in Japan and an M.D. in Internal Medicine from Kunming Medical University in China.

“We are delighted that Dr. Ni has joined Gracell as CTO,” said Dr. William (Wei) Cao, Founder, Chairman and Chief Executive Officer of Gracell. “Manufacturing is often a critical bottleneck in developing and commercializing CAR-T therapies. With the establishment of an internal GMP-compliant manufacturing facility in Suzhou and a process development center in Shanghai, we are well-positioned to support our extensive pipeline. A key component of our manufacturing strategy is a fully-closed system that enables us to substantially reduce costs, improve productivity, and scale-up production of our autologous FasTCAR product candidates. With Dr. Ni’s extensive knowledge and experience, I am confident that Gracell will further accelerate the expansion of its global manufacturing capability and enhance our leadership position within the cell and gene therapy field.”

“Gracell has successfully built a GMP-compliant manufacturing facility and an R&D center in China, as well as started establishing a state-of-the-art cGMP process in the U.S. in collaboration with Lonza. Gracell’s comprehensive manufacturing strategy serves as a great foundation for its preclinical and clinical development initiatives,” said Dr. Jenny (Yajin) Ni. “As CTO, I am excited to lead our efforts to ensure the smooth transfer of our pioneering FasTCAR technology to Lonza, and continuously broaden our proprietary genetic engineering and cell manufacturing capabilities and advance the next generation of CAR-T cell therapies for the treatment of cancer.”

About Gracell

Gracell Biotechnologies Inc. (“Gracell”) is a global clinical-stage biopharmaceutical company dedicated to discovering and developing breakthrough cell therapies. Leveraging its pioneering FasTCAR and TruUCAR technology platforms, Gracell is developing a rich clinical-stage pipeline of multiple autologous and allogeneic product candidates with the potential to overcome major industry challenges that persist with conventional CAR-T therapies, including lengthy manufacturing time, suboptimal production quality, high therapy cost and lack of effective CAR-T therapies for solid tumors. For more information on Gracell, please visit www.gracellbio.com. Follow @GracellBio on LinkedIn.

Cautionary Noted Regarding Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing date of the offering. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Gracell’s most recent annual report on Form 20-F as well as discussions of potential risks, uncertainties, and other important factors in Gracell’s subsequent filings with the Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof, and Gracell specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

Media contact

Marvin Tang

marvin.tang@gracellbio.com

Investor contact

Gracie Tong

gracie.tong@gracellbio.com